UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2015

Attached are the registrant’s unaudited interim consolidated financial statements for the three months ended June 30, 2015, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on August 6, 2015 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated August 5, 2015, a copy of which was furnished under cover of Form 6-K on August 5, 2015.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President Investor Relations Office

Date: August 6, 2015

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2015	June 30, 2015
ASSETS
Current assets:
Cash and cash equivalents	¥849,174	¥973,819
Short-term investments	36,342	38,285
Notes and accounts receivable, trade	2,663,012	2,387,416
Allowance for doubtful accounts (Note 8)	(43,230)	(43,977)
Accounts receivable, other	408,051	428,098
Inventories (Note 2)	390,523	449,566
Prepaid expenses and other current assets	434,023	534,859
Deferred income taxes	219,333	219,820

Total current assets	4,957,228	4,987,886

Property, plant and equipment:
Telecommunications equipment	12,592,070	12,552,777
Telecommunications service lines	15,647,879	15,690,477
Buildings and structures	6,107,299	6,133,317
Machinery, vessels and tools	1,995,879	2,047,241
Land	1,299,072	1,306,787
Construction in progress	404,698	392,588

	38,046,897	38,123,187
Accumulated depreciation	(28,245,427)	(28,399,733)

Net property, plant and equipment	9,801,470	9,723,454

Investments and other assets:
Investments in affiliated companies	542,247	539,152
Marketable securities and other investments	515,580	527,660
Goodwill	1,186,161	1,266,197
Software	1,247,956	1,221,827
Other intangible assets	413,552	395,603
Other assets	1,448,296	1,455,418
Deferred income taxes	589,937	587,887

Total investments and other assets	5,943,729	5,993,744

Total assets	¥20,702,427	¥20,705,084

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2015	June 30, 2015
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥330,423	¥698,102
Current portion of long-term debt	370,279	422,125
Accounts payable, trade	1,579,572	1,099,303
Current portion of obligations under capital leases	20,604	19,007
Accrued payroll	429,440	368,859
Accrued taxes on income	124,861	105,718
Accrued consumption tax	148,168	93,235
Advances received	243,263	305,482
Other	475,078	616,568

Total current liabilities	3,721,688	3,728,399

Long-term liabilities:
Long-term debt (excluding current portion)	3,688,825	3,613,699
Obligations under capital leases (excluding current portion)	34,382	29,546
Liability for employees’ retirement benefits	1,387,962	1,401,656
Accrued liabilities for point programs	108,099	100,079
Deferred income taxes	196,853	198,791
Other	486,536	472,341

Total long-term liabilities	5,902,657	5,816,112

Redeemable noncontrolling interests (Note 3)	28,272	44,343

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3) Authorized — 6,192,920,900 shares Issued — 1,136,697,235 shares at March 31 and June 30, 2015	937,950	937,950
Additional paid-in capital	2,846,723	2,847,274
Retained earnings (Note 3)	5,126,657	5,225,257
Accumulated other comprehensive income (loss) (Note 3)	268,232	235,010
Treasury stock, at cost (Note 3) — 78,097,606 shares at March 31, 2015 and 78,104,609 shares at June 30, 2015	(497,702)	(497,761)

Total NTT shareholders’ equity	8,681,860	8,747,730

Noncontrolling interests (Note 3)	2,367,950	2,368,500

Total equity	11,049,810	11,116,230

Contingent liabilities (Note 9)

Total liabilities and equity	¥20,702,427	¥20,705,084

	Yen
	March 31, 2015	June 30, 2015
Per share of common stock*:

NTT shareholders’ equity	¥4,100.63	¥4,131.77

The accompanying notes are an integral part of these financial statements.

*	“Per share of common stock” figures for the year ended March 31, 2015 and the three months ended June 30, 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015. See Note 3 (“Equity”) for additional information.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen, except per share data
	2014	2015
Operating revenues:
Fixed voice related services	¥367,513	¥336,376
Mobile voice related services	226,276	193,130
IP/packet communications services	922,283	933,708
Sale of telecommunications equipment	227,310	223,758
System integration	587,387	673,043
Other	309,448	346,442

	2,640,217	2,706,457

Operating expenses (Note 6):
Cost of services (excluding items shown separately below)	559,455	556,044
Cost of equipment sold (excluding items shown separately below)	198,551	196,612
Cost of system integration (excluding items shown separately below)	413,138	475,755
Depreciation and amortization	462,550	432,575
Impairment loss	143	31
Selling, general and administrative expenses	708,401	686,683

	2,342,238	2,347,700

Operating income	297,979	358,757

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(11,716)	(10,978)
Interest income	4,518	4,365
Other, net (Note 3)	15,261	15,236

	8,063	8,623

Income before income taxes and equity in earnings (losses) of affiliated companies	306,042	367,380

Income tax expense (benefit) (Note 3):
Current	98,412	112,106
Deferred	10,354	4,488

	108,766	116,594

Income before equity in earnings (losses) of affiliated companies	197,276	250,786
Equity in earnings (losses) of affiliated companies (Note 3)	(1,361)	4,311

Net income	195,915	255,097

Less — Net income attributable to noncontrolling interests	46,950	61,924

Net income attributable to NTT	¥148,965	¥193,173

Per share of common stock*:
Weighted average number of shares outstanding	2,219,652,098	2,117,192,084
Net income attributable to NTT	¥67.11	¥91.24

The accompanying notes are an integral part of these financial statements.

*	“Per share of common stock” figures for the three months ended June 30, 2014 and 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015. See Note 3 (“Equity”) for additional information.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2014	2015
Net income	¥195,915	¥255,097
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	3,714	(1,941)
Unrealized gain (loss) on derivative instruments	1,855	402
Foreign currency translation adjustments	(30,675)	(28,285)
Pension liability adjustments	(988)	507

Total other comprehensive income (loss)	(26,094)	(29,317)

Total comprehensive income (loss)	169,821	225,780

Less — Comprehensive income attributable to noncontrolling interests	44,568	56,127

Total comprehensive income (loss) attributable to NTT	¥125,253	¥169,653

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2014	2015
Cash flows from operating activities:
Net income	¥195,915	¥255,097
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	462,550	432,575
Impairment losses	143	31
Deferred taxes	10,354	4,488
Losses on disposals of property, plant and equipment	20,047	16,867
Equity in (earnings) losses of affiliated companies	1,361	(4,311)
(Increase) decrease in notes and accounts receivable, trade	295,053	282,118
(Increase) decrease in inventories	(37,554)	(60,590)
(Increase) decrease in other current assets	(153,772)	(121,967)
Increase (decrease) in accounts payable, trade and accrued payroll	(313,952)	(331,187)
Increase (decrease) in accrued consumption tax	37,252	(54,783)
Increase (decrease) in advances received	1,383	62,040
Increase (decrease) in accrued taxes on income	(160,364)	(19,771)
Increase (decrease) in other current liabilities	96,484	60,120
Increase (decrease) in liability for employees’ retirement benefits	11,772	13,704
Increase (decrease) in other long-term liabilities	(1,512)	(14,443)
Other	(21,371)	(19,114)

Net cash provided by operating activities	443,789	500,874

Cash flows from investing activities:
Payments for property, plant and equipment	(405,387)	(383,011)
Payments for intangibles	(92,833)	(110,471)
Proceeds from sales of property, plant and equipment	11,824	8,250
Payments for purchases of non-current investments	(2,179)	(18,737)
Proceeds from sales and redemptions of non-current investments	3,571	6,967
Acquisitions of subsidiaries, net of cash acquired	(3,631)	(84,884)
Payments for purchases of short-term investments	(36,137)	(6,227)
Proceeds from redemptions of short-term investments	17,201	5,191
Other	(19,219)	(7,137)

Net cash used in investing activities	¥(526,790)	¥(590,059)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2014	2015
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥234,849	¥59,845
Payments for settlement of long-term debt	(107,455)	(143,679)
Proceeds from issuance of short-term debt	1,896,280	1,700,715
Payments for settlement of short-term debt	(1,626,089)	(1,333,260)
Dividends paid (Note 3)	(99,904)	(95,273)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(30)	(77)
Acquisitions of shares of subsidiaries from noncontrolling interests	—	(1,179)
Other	(50,400)	22,082

Net cash provided by financing activities	247,251	209,174

Effect of exchange rate changes on cash and cash equivalents	(5,302)	2,628

Net increase (decrease) in cash and cash equivalents	158,948	122,617

Cash and cash equivalents at beginning of period	984,463	849,174

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries (Note 1)	—	2,028

Cash and cash equivalents at end of period	¥1,143,411	¥973,819

Cash paid during the period for:
Interest	¥11,309	¥10,786
Income taxes, net	¥275,775	¥153,753

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and June 30, 2015, the consolidated statements of income and the consolidated statements of comprehensive income for the three months ended June 30, 2014 and 2015 and the consolidated statements of cash flows for the three months ended June 30, 2014 and 2015 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2015, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month discrepancy between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this discrepancy was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the three months ended June 30, 2014 or the year ended March 31, 2015. As a result of this change, NTT’s retained earnings have increased by ¥700 million, and its accumulated other comprehensive income (loss), noncontrolling interests and redeemable noncontrolling interests have decreased by ¥9,702 million, ¥595 million and ¥419 million, respectively, in each case as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

(2) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the three months ended June 30, 2014 and 2015, there is no difference between basic EPS and diluted EPS.

In addition, NTT carried out a two-for-one stock split on July 1, 2015. The adjusted figures reflecting the impact of the stock split are included in NTT’s EPS figures for the three months ended June 30, 2014 and 2015.

(3) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three months ended June 30, 2015.

(4) Recently Issued Accounting Standards

Revenue from Contracts with Customers —

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

On July 9, 2015, the FASB decided to delay the effective date of the ASU by one year. Consequently, the standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

NTT has not yet selected a transition method and is currently evaluating the effect that the ASU will have on NTT Group’s consolidated financial statements and related disclosures.

2. Inventories:

Inventories at March 31 and June 30, 2015 comprised the following:

	Millions of yen
	March 31, 2015	June 30, 2015

Telecommunications equipment to be sold and materials	¥181,258	¥201,961
Projects in progress	103,351	142,327
Supplies	105,914	105,278

Total	¥390,523	¥449,566

3. Equity:

Outstanding shares and treasury stock —

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2015 and for the three months ended June 30, 2015 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2014	1,136,697,235	26,650,807
Acquisition of treasury stock under resolution of the board of directors	—	51,413,227
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	35,570
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,998)
Balance at March 31, 2015	1,136,697,235	78,097,606

Acquisition of treasury stock through purchase of less-than-one-unit shares	—	7,623
Resale of treasury stock to holders of less-than-one-unit shares	—	(620)

Balance at June 30, 2015	1,136,697,235	78,104,609

On May 13, 2014, the board of directors of NTT resolved that NTT would repurchase shares held by untraceable shareholders, as previously announced on September 18, 2013, as treasury stock. Based on this resolution, NTT purchased 413,227 shares of its common stock for ¥2,429 million on May 14, 2014.

On November 7, 2014, the board of directors of NTT resolved that NTT may acquire up to 51 million shares of its outstanding common stock at an amount in total not exceeding ¥350 billion from November 10, 2014 through June 30, 2015. Based on this resolution, NTT repurchased 51 million shares of its common stock for a total purchase price of ¥338,117 million between November 2014 and March 2015, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On May 15, 2015, the board of directors of NTT authorized a two-for-one stock split of its common stock, with a record date of June 30, 2015 and an effective date of July 1, 2015. On July 1, 2015, each share of common stock held by shareholders as of the record date was split into two shares. Per share information for the three months ended June 30, 2014 and 2015 as well as for the previous fiscal year reflects the impact of the stock split.

On August 5, 2015, the board of directors of NTT resolved that NTT may acquire up to 21 million shares of its outstanding common stock at an amount in total not exceeding ¥100 billion from August 6, 2015 through October 30, 2015.

Dividends —

Cash dividends paid for the three months ended June 30, 2015 were as follows:

Resolution	The shareholders’ meeting held on June 26, 2015
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥95,273 million
Cash dividends per share	¥90
Record date	March 31, 2015
Date of payment	June 29, 2015

Changes in equity —

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the three months ended June 30, 2014 and 2015 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	¥8,511,354	¥2,413,452	¥10,924,806
Dividends paid to NTT shareholders	(99,904)	—	(99,904)
Dividends paid to noncontrolling interests	—	(48,596)	(48,596)
Acquisition of treasury stock	(2,462)	—	(2,462)
Resale of treasury stock	3	—	3
Other equity transactions	(1,731)	(485)	(2,216)
Net income	148,965	46,841	195,806
Other comprehensive income (loss)	(23,712)	(2,164)	(25,876)
Unrealized gain (loss) on securities	2,263	1,451	3,714
Unrealized gain (loss) on derivative instruments	1,201	654	1,855
Foreign currency translation adjustments	(26,539)	(3,918)	(30,457)
Pension liability adjustments	(637)	(351)	(988)
Balance at June 30, 2014	¥8,532,513	¥2,409,048	¥10,941,561

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	¥8,681,860	¥2,367,950	¥11,049,810
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(9,002)	(595)	(9,597)
Balance at March 31, 2015 (as adjusted)	8,672,858	2,367,355	11,040,213
Dividends paid to NTT shareholders	(95,273)	—	(95,273)
Dividends paid to noncontrolling interests	—	(53,790)	(53,790)
Acquisition of treasury stock	(63)	—	(63)
Resale of treasury stock	4	—	4
Other equity transactions	551	(619)	(68)
Net income	193,173	61,655	254,828
Other comprehensive income (loss)	(23,520)	(6,101)	(29,621)
Unrealized gain (loss) on securities	(3,068)	1,127	(1,941)
Unrealized gain (loss) on derivative instruments	363	39	402
Foreign currency translation adjustments	(21,097)	(7,492)	(28,589)
Pension liability adjustments	282	225	507
Balance at June 30, 2015	¥8,747,730	¥2,368,500	¥11,116,230

Changes in the redeemable noncontrolling interest are not included in the table.

Accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended June 30, 2014 and 2015 are as follows:

	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2014	¥84,711	¥(5,982)	¥120,839	¥(104,602)	¥94,966
Other comprehensive income before reclassification	3,721	1,368	(27,222)	13	(22,120)
Amounts reclassified from accumulated other comprehensive income	(7)	487	(3,453)	(1,001)	(3,974)

Other comprehensive income	3,714	1,855	(30,675)	(988)	(26,094)

Less — Comprehensive income attributable to noncontrolling interests	1,451	654	(4,136)	(351)	(2,382)

Balance at June 30, 2014	¥86,974	¥(4,781)	¥94,300	¥(105,239)	¥71,254

	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2015	¥134,112	¥(4,809)	¥224,432	¥(85,503)	¥268,232
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	1	(354)	(9,349)	—	(9,702)
Balance at March 31, 2015 (as adjusted)	134,113	(5,163)	215,083	(85,503)	258,530

Other comprehensive income before reclassification	(1,113)	126	(28,285)	15	(29,257)
Amounts reclassified from accumulated other comprehensive income	(828)	276	—	492	(60)

Other comprehensive income	(1,941)	402	(28,285)	507	(29,317)

Less — Comprehensive income attributable to noncontrolling interests	1,127	39	(7,188)	225	(5,797)

Balance at June 30, 2015	¥131,045	¥(4,800)	¥193,986	¥(85,221)	¥235,010

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2014 and 2015 are as follows:

	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2014	2015
Unrealized gain (loss) on securities	¥7	¥987	Other, net
	(0)	(408)	Income tax expense (benefit)
	—	249	Equity in earnings (losses) of affiliated companies

	¥7	¥828	Net income

Unrealized gain (loss) on derivative instruments	¥(772)	¥(394)	Other, net
	270	132	Income tax expense (benefit)
	15	(14)	Equity in earnings (losses) of affiliated companies

	¥(487)	¥(276)	Net income

Foreign currency translation adjustments	¥3,453	—	Other, net

	¥3,453	—	Net income

Pension liability adjustments	¥1,022	¥(780)	*
	(21)	288	Income tax expense (benefit)

	¥1,001	¥(492)	Net income

Total	¥3,974	¥60	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 — Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 — Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and June 30, 2015 are as follows:

	Millions of yen
	March 31, 2015
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥227,001	¥227,001	¥—	¥—
Foreign equity securities	158,321	158,321	—	—
Domestic debt securities	29,204	202	28,716	286
Foreign debt securities	40,413	11	40,402	—
Derivatives:
Forward exchange contracts	2,537	—	2,537	—
Interest rate swap agreements	1	—	1	—
Currency swap agreements	76,638	—	76,638	—
Currency option agreements	474	—	474	—

Liabilities
Derivatives:
Forward exchange contracts	753	—	753	—
Interest rate swap agreements	3,327	—	3,327	—
Currency swap agreements	777	—	777	—
Currency option agreements	80	—	80	—
Forward contracts	¥145	¥—	¥145	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	June 30, 2015
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥227,865	¥227,865	¥—	¥—
Foreign equity securities	154,457	154,457	—	—
Domestic debt securities	39,685	201	39,297	187
Foreign debt securities	42,849	11	42,838	—
Derivatives:
Forward exchange contracts	2,767	—	2,767	—
Interest rate swap agreements	153	—	153	—
Currency swap agreements	79,498	—	79,498	—
Currency option agreements	411	—	411	—

Liabilities
Derivatives:
Forward exchange contracts	1,418	—	1,418	—
Interest rate swap agreements	2,703	—	2,703	—
Currency swap agreements	1,121	—	1,121	—
Currency option agreements	210	—	210	—
Forward contracts	¥—	¥—	¥—	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities —

Available-for-sale securities comprise marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In cases in which fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives —

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the three months ended June 30, 2014 and 2015 were immaterial.

5. Segment information:

Operating segments are components of NTT Group 1) that engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing and research and development.

Operating revenues:

	Millions of yen
For the three months ended June 30	2014	2015

Operating revenues:
Regional communications business —
External customers	¥735,598	¥717,980
Intersegment	111,912	118,523

Total	847,510	836,503

Long distance and international communications business —
External customers	443,982	498,193
Intersegment	20,894	19,942

Total	464,876	518,135

Mobile communications business —
External customers	1,065,815	1,066,369
Intersegment	9,487	10,495

Total	1,075,302	1,076,864

Data communications business —
External customers	310,800	338,818
Intersegment	25,078	21,417

Total	335,878	360,235

Other —
External customers	84,022	85,097
Intersegment	201,335	182,067

Total	285,357	267,164
Elimination	(368,706)	(352,444)

Consolidated Total	¥2,640,217	¥2,706,457

Segment profit:

	Millions of yen
For the three months ended June 30	2014	2015

Segment profit:
Regional communications business	¥40,707	¥71,131
Long distance and international communications business	26,435	21,220
Mobile communications business	208,608	234,766
Data communications business	8,182	18,858
Other	9,746	10,315

Total segment profit	293,678	356,290
Elimination	4,301	2,467

Consolidated Total	¥297,979	¥358,757

Transfers between operating segments are made at arms-length prices. Operating income is operating revenue less costs and operating expenses.

There were no sales and operating revenues from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the three months ended June 30, 2014 and 2015.

6. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the three months ended June 30, 2014 and 2015 were ¥53,825 million and ¥49,516 million, respectively.

7. Financial instruments:

Fair Value Hedge —

There were no derivatives designated as fair value hedges as of March 31 and June 30, 2015.

Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recorded in the consolidated statements of income for the three months ended June 30, 2014 and 2015 are as follows:

	Millions of yen For the three months ended June 30, 2014
Consolidated statements of income item	Change in the fair value of the derivatives	Change in the fair value of the hedged items
Other, net	¥1	¥(1)

Millions of yen For the three months ended June 30, 2015
Consolidated statements of income item	Change in the fair value of the derivatives	Change in the fair value of the hedged items
Other, net	¥—	¥—

The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the three months ended June 30, 2014 and 2015. In addition, there was no amount excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge —

The notional principal amounts of the derivatives designated as cash flow hedges at March 31 and June 30, 2015 are as follows:

	Millions of yen
	March 31, 2015	June 30, 2015
Forward exchange contracts	¥20,022	¥48,452
Interest rate swap agreements	138,912	145,338
Currency swap agreements	¥209,968	¥211,074

Changes in the fair value of derivatives designated as cash flow hedges recorded in other comprehensive income (loss) for the three months ended June 30, 2014 and 2015 are as follows:

	Millions of yen
For the three months ended June 30	2014	2015
Forward exchange contracts	¥437	¥(810)
Interest rate swap agreements	(67)	600
Currency swap agreements	3,698	(420)

Total	¥4,068	¥(630)

Cash flow hedges were effective for the three months ended June 30, 2014 and 2015, and the amount for which effectiveness could not be observed and the amount excluded from the assessment of the effectiveness of cash flow hedges were not material.

Derivatives not designated as hedging instruments —

NTT Group has forward exchange contracts, currency swap agreements, interest rate swap agreements, currency option agreements and forward contracts to hedge market risks such as interest rate changes and foreign currency fluctuations. Some of these derivative financial instruments are not designated as hedging instruments. The notional principal amounts of the derivatives not designated as hedging instruments at March 31 and June 30, 2015 are as follows:

	Millions of yen
	March 31, 2015	June 30, 2015
Forward exchange contracts	¥64,466	¥82,734
Interest rate swap agreements	271,471	269,907
Currency option agreements	48,740	75,825
Forward contracts	¥3,499	¥—

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the three months ended June 30, 2014 and 2015 are as follows:

	Consolidated statements of income item	Millions of yen
For the three months ended June 30		2014	2015
Forward exchange contracts	Other, net	¥(265)	¥7,399
Interest rate swap agreements	Other, net	(504)	175
Currency swap agreements	Other, net	(1,457)	—
Currency option agreements	Other, net	140	(225)
Forward contracts	Other, net	—	145

Total		¥(2,086)	¥7,494

The fair value of derivative instruments and the amounts of such derivative instruments recorded in the consolidated balance sheets at March 31 and June 30, 2015 are as follows. The fair value of derivative instruments is measured by inputs derived principally from observable market data provided by financial institutions.

	Millions of yen
Assets	March 31, 2015	June 30, 2015
Derivatives designated as hedging instruments:

Forward exchange contracts
Prepaid expenses and other current assets	¥1,437	¥1,145
Other assets	219	90
Interest rate swap agreements
Other assets	—	152
Currency swap agreements
Other assets	76,638	79,498
Currency option agreements
Prepaid expenses and other current assets	—	28
Other assets	—	3

Subtotal	78,294	80,916

Derivatives not designated as hedging instruments:

Forward exchange contracts
Prepaid expenses and other current assets	879	1,531
Other assets	2	—
Interest rate swap agreements
Prepaid expenses and other current assets	0	0
Other assets	1	1
Currency option agreements
Other assets	474	379

Subtotal	1,356	1,911

Total	¥79,650	¥82,827

	Millions of yen
Liabilities	March 31, 2015	June 30, 2015
Derivatives designated as hedging instruments:

Forward exchange contracts
Other (Current liabilities)	¥1	¥164
Other (Long-term liabilities)	—	2
Interest rate swap agreements
Other (Current liabilities)	125	152
Other (Long-term liabilities)	2,795	2,320
Currency swap agreements
Other (Long-term liabilities)	777	1,121

Subtotal	3,698	3,759

Derivatives not designated as hedging instruments:

Forward exchange contracts
Other (Current liabilities)	469	970
Other (Long-term liabilities)	284	283
Interest rate swap agreements
Other (Current liabilities)	211	183
Other (Long-term liabilities)	196	48
Currency option agreements
Other (Long-term liabilities)	80	210
Forward contracts
Other (Current liabilities)	145	—

Subtotal	1,385	1,694

Total	¥5,083	¥5,453

8. Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on the analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for doubtful accounts and recorded investment in financing receivables for the three months ended June 30, 2014 and 2015, and the changes in doubtful accounts for the three months ended June 30, 2014 and 2015 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2014	¥4,687	¥8,331	¥5,000	¥2,991	¥4,005	¥25,014
Provision	623	(82)	(312)	2,668	(91)	2,806
Charge off	(98)	(338)	(16)	(1,823)	—	(2,275)
Recovery	3	20	—	1	—	24
Balance at June 30, 2014	5,215	7,931	4,672	3,837	3,914	25,569
Collectively evaluated for impairment	4,987	3,019	1,243	3,837	1	13,087
Individually evaluated for impairment	228	4,912	3,429	—	3,913	12,482

Financing receivables:
Balance at June 30, 2014	817,333	348,628	92,958	269,882	4,108	1,532,909
Collectively evaluated for impairment	817,085	343,259	86,457	269,882	158	1,516,841
Individually evaluated for impairment	¥248	¥5,369	¥6,501	¥—	¥3,950	¥16,068

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2015	¥5,658	¥6,210	¥961	¥6,920	¥4,688	¥24,437
Provision	(177)	78	212	6,714	(446)	6,381
Charge off	(7)	(243)	(20)	(5,738)	—	(6,008)
Recovery	—	15	—	—	—	15
Balance at June 30, 2015	5,474	6,060	1,153	7,896	4,242	24,825
Collectively evaluated for impairment	5,207	2,083	343	7,896	1	15,530
Individually evaluated for impairment	267	3,977	810	—	4,241	9,295

Financing receivables:
Balance at June 30, 2015	968,463	379,140	81,193	297,969	4,756	1,731,521
Collectively evaluated for impairment	968,100	374,805	79,692	297,969	439	1,721,005
Individually evaluated for impairment	¥363	¥4,335	¥1,501	¥—	¥4,317	¥10,516

9. Contingent liabilities:

Contingent liabilities at June 30, 2015 for loans guaranteed, among other things, amounted to ¥69,413 million.

As of June 30, 2015, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

10. Business combinations:

Lux e-shelter 1 S.a.r.l. (“e-shelter”)

On June 22, 2015, NTT Communications, a subsidiary of NTT, acquired 86.7% of the outstanding shares of German data center services provider e-shelter for ¥99,856 million. The acquisition is intended to strengthen NTT’s ability to provide global seamless ICT solutions in response to the demand for cloud and data center services in Europe. While NTT’s calculation of the financial impact of the assets acquired and liabilities assumed as of the acquisition date remains ongoing, as the accounting treatment has not yet been completed, NTT has tentatively recorded ¥117,308 million of assets and ¥77,277 million of liabilities, respectively, in the consolidated balance sheets.

11. Subsequent events:

Please see Note 3 (“Equity”) for details on the implementation of the stock split and the resolution regarding NTT’s authorization for repurchases of its common stock.